AB 3/19

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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[redacted]

12012039

KW

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC Mail Processing Section
FEB 28 2012
Washington, DC
110

| SEC FILE NUMBER |
|---|
| 8 – 68373 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

SECTOR & SOVEREIGN RESEARCH, LLC - SSR LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1055 WASHINGTON BLVD, Suite 605
(No. And Street)

| STAMFORD, | CT | 06901 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD EVANS — (914) 220-5881 (Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

| 5 West 37th Street, 4th Floor | NEW YORK | NY | 10018 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond

JD 3/12/12

## OATH OR AFFIRMATION

I, RICHARD EVANS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SECTOR & SOVEREIGN RESEARCH, LLC, as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LESLIE T. MOORE
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 8/11/2016

Signature

GENERAL MANAGER
Title

01/30/2012
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECTOR & SOVEREIGN RESEARCH LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

**FULVIO** & ASSOCIATES, L.L.P.

*Certified Public Accountants*

SECTOR & SOVEREIGN RESEARCH LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA

**FULVIO & ASSOCIATES, L.L.P.**

*Certified Public Accountants*

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

# INDEPENDENT AUDITORS' REPORT

To the Member of
Sector & Sovereign Research LLC:

We have audited the accompanying statement of financial condition of Sector & Sovereign Research LLC (the "Company"), as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Sector & Sovereign Research LLC as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
February 24, 2012

SECTOR & SOVEREIGN RESEARCH LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 364,030 |
| Accounts receivable | 152,913 |
| Prepaid expenses | 30,626 |
| Fixed assets, at cost (net of accumulated depreciation of $14,334) | 36,471 |
| Due from affiliate | 2,723 |
| Security deposit | 6,080 |
| TOTAL ASSETS | $ 592,843 |

## LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| Liabilities: | |
| Accrued expenses | $ 87,365 |
| Commission payable | 79,954 |
| Deferred income | 35,417 |
| Due to affiliate | 131 |
| Total liabilities | 202,867 |
| Member's equity: | |
| Total member's equity | 389,976 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ 592,843 |

The accompanying notes are an integral part of this financial statement.

SECTOR & SOVEREIGN RESEARCH LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2011

## NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Sector & Sovereign Research LLC (the "Company") was formed in the State of Delaware on August 6, 2009. The Company registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") on March 11, 2010. The Company provides research services for large money management institutions. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and claims exemption from SEC Rule 15c3-3 pursuant to paragraph (k)(2)(ii).

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Taxes

No provision for federal and state income taxes have been made for the Company since, as a limited liability company, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their tax returns.

The Company has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements. The tax years that remain subject to examination by taxing authorities are 2009 and 2010.

Fair Value Measurement

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures bears no material effect on the financial statements as presented.

## NOTE 2 - NET CAPITAL REQUIREMENT

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $156,163, which was $142,639 in excess of the required net capital of $13,524.

## NOTE 3 - COMMITMENTS

The Company leases office space in Stamford, Connecticut under an operating lease entered into on April 20, 2010 which expires on June 30, 2012. As of December 31, 2011, future minimum lease rental payments are as follows:

| | |
|---|---|
| For the year ended December 31, 2012 | $ 18,240 |

Rent expense for the year ended December 31, 2011 was $39,794.

## NOTE 4 - FIXED ASSETS

Fixed Assets are stated at cost, less accumulated depreciation. Depreciation is based on the straight-line method over the estimated useful lives of the assets.

Fixed Assets consist of the following:

| | |
|---|---|
| Furniture and Fixtures | $ 10,579 |
| Computer Equipment | 40,226 |
| Total Fixed Assets at Cost | 50,805 |
| Less: Accumulated Depreciation | (14,334) |
| Net Fixed Assets | $ 36,471 |

## NOTE 5 - DUE FROM / TO RELATED PARTIES

As of December 31, 2011, the Company had a receivable of $2,723 from its sole member, Sector & Sovereign Research LLC. The Company owed a related party, Sector & Sovereign Publishing LLC, $131 at December 31, 2011.

## NOTE 6 - SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which require disclosure.